UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

RETEK INC.
(Name of Subject Company)

     RUBY MERGER CORP.
ORACLE CORPORATION
 (Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(Cusip Number of Class of Securities)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

     Copies to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

For Immediate Release

Contacts:	Jenny Gelhausen	Jeff Lettes
	Director	Vice President
	Investor Relations	Corporate Communications
	Oracle Corporation	Oracle Corporation
	(650) 506-1717	(650) 506-9564

Oracle Makes Cash Tender Offer for Retek at $9.00 per Share

In the last two days Oracle purchased 10% of Retek’s shares

REDWOOD SHORES, Calif., March 8, 2005 • On Wednesday morning, Oracle Corporation (Nasdaq: ORCL) will make a cash tender offer to purchase all of the outstanding shares of Retek Inc. (Nasdaq: RETK) at $9 per share. On Monday and Tuesday of this week, Oracle purchased 5.5 million shares of Retek common stock, representing nearly 10 percent of total shares outstanding.

Oracle and Retek have been partners since 1986, providing systems to many of the world’s largest retailers, and in October 2004, Oracle and Retek began discussions about combining the two companies. Most of Retek’s applications have been built on Oracle’s technology platform using Oracle’s development tools, and approximately 80 percent of Retek’s customers currently run Oracle’s infrastructure software. Oracle and Retek share a vision of the future based on the Java language and other industry standards.

“Oracle’s Applications business in North America is larger than SAP’s,” said Oracle CEO, Larry Ellison. “We intend to defend our number one position.”

“The Retek customers I’ve talked to said they’d prefer that Oracle buy Retek,” said Oracle President, Charles Phillips. “The vast majority of Retek customers already have a strong Oracle relationship.”

Oracle has contacted Retek’s management and has delivered to Retek’s Board of Directors the attached letter indicating its interest in concluding an agreement and the details of its offer.

Oracle will host a conference call at 5:00 PM EST, Tuesday, March 8, 2005 to discuss the Retek offer. A webcast of the call will be available at www.oracle.com/ir.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION

AND THE OFFER TO BUY RETEK’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE ON MARCH 9, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.

March 8, 2005

Board of Directors
Retek Inc.
950 Nicollet Mall
Minneapolis, Minnesota 55403

Members of the Board:

Oracle Corporation is proposing to acquire all of the outstanding shares of Retek Inc. at $9.00 per share in cash. Our offer is superior to that of SAP and a better value for Retek’s shareholders.

Oracle owns 5.5 million Retek shares, or nearly 10 percent of the outstanding shares. We will fund the acquisition of the remaining shares from our existing cash balances, and our offer is not subject to any financing condition.

We are very familiar with Retek’s business and management team. We have been partners since Retek’s founding in 1986, and most Retek applications have been developed using Oracle’s development tools. Approximately 80 percent of Retek’s customers currently run on Oracle’s technology platform. Most importantly, unlike SAP, we share a vision of the future with applications built in the Java programming language and based on industry standards.

We have already put extensive thought into our integration and joint product roadmap. Since Oracle’s products are complementary with Retek’s, we will not need to rationalize duplicate product sets or customer migration paths. Retek’s existing products will simply become part of the Oracle E-business Suite. As a result, we think our combination is a far more compelling value proposition for your customers, partners, and employees.

We are prepared to enter into a merger agreement with you on essentially the same terms as your announced transaction with SAP. We are including with this letter a draft merger agreement and would expect to review the Company Disclosure Schedule that is part of the SAP merger agreement but that was not publicly filed.

As the price we are offering represents a premium to that offered by SAP on essentially the same non-financial terms, it constitutes a Superior Company Proposal within the meaning of your merger agreement with SAP.

To minimize any timing discrepancy between our offer and the transaction with SAP and to accelerate payment to your shareholders, we are making a public announcement of our offer simultaneously with the delivery of this letter. We plan to commence a cash tender offer on March 9 with essentially the same terms and conditions as the SAP tender offer, but at a higher price. We also plan on March 9 to make pre-merger notification filings with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act. Retek may also be required to make filings under that act.

We believe that our proposal is in the best interests of Retek’s shareholders, customers, partners, and employees. We look forward to your response and to working with you to complete this transaction.

Sincerely,

/s/ Lawrence J. Ellison